JACK HENRY LLC

FINANCIAL STATEMENTS
YEAR ENDED DECEMBER 31, 2021 AND 2020
(Unaudited)

INDEX TO FINANCIAL STATEMENTS

(UNAUDITED)

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To the Board of Members
Jack Henry LLC
San Diego, California

We have reviewed the accompanying financial statements of Jack Henry LLC (the "Company,"), which comprise the balance sheet as of December 31, 2021, and December 31, 2020, and the related statement of operations, statement of members' equity (deficit), and cash flows for the year ending December 31, 2021, and December 31, 2020, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in conformity with accounting principles generally accepted in the United States of America.

Going Concern

As discussed in Note 12, certain conditions indicate that the Company may be unable to continue as a going concern. The accompanying financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern.

SetApart FS

November 18, 2022
Los Angeles, California

JACK HENRY LLC
BALANCE SHEET
(UNAUDITED)

As of December 31,		**2021**		**2020**
(USD $ in Dollars)				
ASSETS				
Current Assets:				
Cash and Cash Equivalents	$	196,422	$	65,724
Accounts Receivable, net		26,490		4,295
Inventory		152,767		20,827
Prepaids and Other Current Assets		575		-
Total Current Assets		**376,255**		**90,846**
Property and Equipment, net		261,714		84,770
Intangible Assets		25,750		5,750
Security Deposit		12,923		-
Total Assets	**$**	**676,642**	**$**	**181,366**
LIABILITIES AND MEMBERS' EQUITY				
Current Liabilities:				
Accounts Payable	$	21,461	$	-
Credit Card		51,650		27,840
Current Portion of Promissory Note and Loans		17,915		7,058
Line of Credit		26,482		-
Other Current Liabilities		239,785		121,533
Total Current Liabilities		**357,293**		**156,431**
Promissory Note and Loans		313,935		131,150
Accrued Interest on Promissory Notes		5,709		-
Total Liabilities		**676,937**		**287,581**
MEMBERS' EQUITY				
Members' Equity		(295)		(106,215)
Total Members' Equity		**(295)**		**(106,215)**
Total Liabilities and Members' Equity	**$**	**676,642**	**$**	**181,366**

See accompanying notes to financial statements.

JACK HENRY LLC
STATEMENTS OF OPERATIONS
(UNAUDITED)

For Fiscal Year Ended December 31,		2021		2020
(USD $ in Dollars)				
Net Revenue	$	1,194,774	$	1,208,481
Cost of Goods Sold		460,818		390,386
Gross Profit		733,956		818,095
Operating Expenses				
General and Administrative		732,359		430,400
Research and Development		1,992		6,833
Sales and Marketing		322,820		428,455
Total Operating Expenses		1,057,171		865,688
Operating Income/(Loss)		(323,215)		(47,593)
Interest Expense		54,155		1,874
Other Loss/(Income)		(34,290)		(9,210)
Income/(Loss) before Provision for Income Taxes		(343,080)		(40,258)
Provision/(Benefit) for Income Taxes		-		-
Net Income/(Net Loss)	**$**	**(343,080)**	**$**	**(40,258)**

See accompanying notes to financial statements.

(in , $US)		Members' Equity
Balance—December 31, 2019	$	**2,962**
Capital Contribution		594
Capital Distribution		(69,513)
Net Income/(Loss)		(40,258)
Balance—December 31, 2020	$	**(106,215)**
Capital Contribution		476,000
Capital Distribution		(27,000)
Net Income/(Loss)		(343,080)
Balance—December 31, 2021	$	**(295)**

See accompanying notes to financial statements.

JACK HENRY LLC

STATEMENTS OF CASH FLOWS

(UNAUDITED)

For Fiscal Year Ended December 31,		2021		2020
(USD $ in Dollars)				
CASH FLOW FROM OPERATING ACTIVITIES				
Net Income/(Loss)	$	(343,080)	$	(40,258)
Adjustments to reconcile net income to net cash provided/(used) by operating activities:				
Depreciation of Property		12,864		6,293
Amortization of Intangible Assets		-		-
Changes in Operating Assets and Liabilities:				
Accounts Receivable		(22,195)		(1,238)
Inventory		(131,940)		(18,889)
Prepaids and Other Current Assets		(575)		-
Accounts Payable		21,461		-
Credit Card		23,810		13,136
Other Current Liabilities		118,252		121,533
Security Deposit		(12,923)		-
Accrued Interest on Promissory Notes		5,709		
Net Cash Provided/(Used) by Operating Activities		**(328,617)**		**80,576**
CASH FLOW FROM INVESTING ACTIVITIES				
Purchases of Property and Equipment		(189,808)		(88,361)
Purchases of Intangible Assets		(20,000)		(5,750)
Net Cash Provided/(Used) in Investing Activities		**(209,808)**		**(94,111)**
CASH FLOW FROM FINANCING ACTIVITIES				
Capital Contribution		476,000		594
Capital Distribution		(27,000)		(69,513)
Borrowing on Promissory Note and Loans		193,642		138,208
Borrowing on Line of Credit		26,482		-
Net Cash Provided/(Used) by Financing Activities		**669,124**		**69,289**
Change in Cash		130,699		55,754
Cash—beginning of year		65,724		9,969
Cash—end of year	**$**	**196,422**	**$**	**65,724**
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION				
Cash paid during the year for interest	$	54,155	$	1,874
Cash paid during the year for income taxes	$	-	$	-
OTHER NONCASH INVESTING AND FINANCING ACTIVITIES AND SUPPLEMENTAL DISCLOSURES				
Purchase of property and equipment not yet paid for	$	-	$	-
Issuance of equity in return for note	$	-	$	-
Issuance of equity in return for accrued payroll and other liabilities	$	-	$	-

See accompanying notes to financial statements.

1. NATURE OF OPERATIONS

Jack Henry LLC was formed on May 15, 2017, in the state of Colorado. The financial statements of Jack Henry LLC (which may be referred to as the "Company", "we", "us", or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters are located in San Diego, California.

Jack Henry LLC formulates, produces, and sells natural organic personal care body products. We sell on our website, Amazon, at Jack Henry Studios in Costa Mesa, and in over twenty-five retailers.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("US GAAP"). The Company has adopted the calendar year as its basis of reporting.

Use of Estimates

The preparation of financial statements in conformity with United States GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash in banks. The Company's cash is deposited in demand accounts at financial institutions that management believes are creditworthy. The Company's cash and cash equivalents in bank deposit accounts, at times, may exceed federally insured limits. As of December 31, 2021, and December 31, 2020, the Company's cash and cash equivalents did not exceed FDIC insured limits.

Accounts Receivable and Allowance for Doubtful Accounts

Accounts receivable are recorded at net realizable value or the amount that the Company expects to collect on gross customer trade receivables. We estimate losses on receivables based on known troubled accounts and historical experience of losses incurred. Receivables are considered impaired and written-off when it is probable that all contractual payments due will not be collected in accordance with the terms of the agreement. As of December 31, 2021, and 2020, the Company determined that no reserve was necessary.

Inventories

Inventories are valued at the lower cost and net realizable value. Costs related to raw materials, primary and secondary packing and finished products which are determined using the FIFO method.

Property and Equipment

Property and equipment are stated at cost. Normal repairs and maintenance costs are charged to earnings as incurred and additions and major improvements are capitalized. The cost of assets retired or otherwise disposed of, and the related depreciation are eliminated from the accounts in the period of disposal and the resulting gain or loss is credited or charged to earnings.

Depreciation is computed over the estimated useful lives of the related asset type or term of the operating lease using the straight-line method for financial statement purposes. The estimated service lives for property and equipment are as follows:

Category	Useful Life
Real Estate	40 years
Computers	5 years
Machinery & Equipment	5 years
Furniture & Fixtures	7 years
Tesla	5 years
Leasehold Improvements	15 years
Production Furniture	7 years

Impairment of Long-lived Assets

Long-lived assets, such as property and equipment and identifiable intangibles with finite useful lives, are periodically evaluated for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. We look for indicators of a trigger event for asset impairment and pay special attention to any adverse change in the extent or manner in which the asset is being used or in its physical condition. Assets are grouped and evaluated for impairment at the lowest level of which there are identifiable cash flows, which is generally at a location level. Assets are reviewed using factors including, but not limited to, our future operating plans and projected cash flows. The determination of whether impairment has occurred is based on an estimate of undiscounted future cash flows directly related to the assets, compared to the carrying value of the assets. If the sum of the undiscounted future cash flows of the assets does not exceed the carrying value of the assets, full or partial impairment may exist. If the asset carrying amount exceeds its fair value, an impairment charge is recognized in the amount by which the carrying amount exceeds the fair value of the asset. Fair value is determined using an income approach, which requires discounting the estimated future cash flows associated with the asset.

Intangible Assets

Intangible assets include investments in crypto currencies, which are measured at cost or revaluation and has indefinite useful life.

Income Taxes

Jack Henry LLC is an S corporation for income tax purposes. Under these provisions, the Company does not pay federal corporate income taxes on its taxable income. Instead, the members are liable for individual federal and state income taxes on their respective shares of the Company's taxable income. The Company has filed tax returns from inception through 2021 and is not subject to tax examination by the Internal Revenue Service or state regulatory agencies.

Concentration of Credit Risk

The Company maintains its cash with a major financial institution located in the United States of America which it believes to be creditworthy. Balances are insured by the Federal Deposit Insurance Corporation up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

Revenue Recognition

The Company recognizes revenues in accordance with FASB ASC 606, Revenue from Contracts with Customers, when delivery of goods is the sole performance obligation in its contracts with customers. The Company typically collects payment upon sale and recognizes the revenue when the item has shipped and has fulfilled its sole performance

Revenue recognition, according to Topic 606, is determined using the following steps:

1) Identification of the contract, or contracts, with the customer: the Company determines the existence of a contract with a customer when the contract is mutually approved; the rights of each party in relation to the services to be transferred can be identified, the payment terms for the services can be identified, the customer has the capacity and intention to pay, and the contract has commercial substance.

2) Identification of performance obligations in the contract: performance obligations consist of a promised in a contract (written or oral) with a customer to transfer to the customer either a good or service (or a bundle of goods or services) that is distinct or a series of distinct goods or services that are substantially the same and that have the same pattern of transfer to the customer.

3) Recognition of revenue when, or how, a performance obligation is met: revenues are recognized when or as control of the promised goods or services is transferred to customers.

The Company earns revenues from the sale of natural organic personal care body products.

Cost of sales

Costs of goods sold include the cost of materials, shipping, retail fees, etc.

Advertising and Promotion

Advertising and promotional costs are expensed as incurred. Advertising and promotional expenses for the years ended December 31, 2021. and December 31, 2020, amounted to $322,820 and $428,455, which is included in sales and marketing expenses.

Research and Development Costs

Costs incurred in the research and development of the Company's products are expensed as incurred.

Fair Value of Financial Instruments

The carrying value of the Company's financial instruments included in current assets and current liabilities (such as cash and cash equivalents, restricted cash and cash equivalents, accounts receivable, accounts payable, and accrued expenses approximate fair value due to the short-term nature of such instruments).

The inputs used to measure fair value are based on a hierarchy that prioritizes observable and unobservable inputs used in valuation techniques. These levels, in order of highest to lowest priority, are described below:

Level 1—Quoted prices (unadjusted) in active markets that are accessible at the measurement date for identical assets or liabilities.

Level 2—Observable prices that are based on inputs not quoted on active markets but corroborated by market data.

Level 3—Unobservable inputs reflecting the Company's assumptions, consistent with reasonably available assumptions made by other market participants. These valuations require significant judgment.

COVID-19

In March 2020, the outbreak and spread of the COVID-19 virus was classified as a global pandemic by the World Health Organization. This widespread disease impacted the Company's business operations, including its employees, customers, vendors, and communities. The COVID-19 pandemic may continue to impact the Company's business operations and financial operating results, and there is substantial uncertainty in the nature and degree of its continued effects over time. The extent to which the pandemic impacts the business going forward will depend on numerous evolving factors management cannot reliably predict, including the duration and scope of the pandemic; governmental, business, and individuals' actions in response to the pandemic; and the impact on economic activity including the possibility of recession or financial market instability. These factors may adversely impact consumer and business spending on products as well as customers' ability to pay for products and services on an ongoing basis. This uncertainty also affects management's accounting estimates and assumptions, which could result in greater variability in a variety of areas that depend on these estimates and assumptions, including investments, receivables, and forward-looking guidance.

Subsequent Events

The Company considers events or transactions that occur after the balance sheet date, but prior to the issuance of the financial statements to provide additional evidence relative to certain estimates or to identify matters that require additional disclosure. Subsequent events have been evaluated through November 18, 2022, which is the date the financial statements were issued.

Recently Issued and Adopted Accounting Pronouncements

FASB issued ASU No. 2019-02, leases, that requires organizations that lease assets, referred to as "lessees", to recognize on the balance sheet the assets and liabilities for the rights and obligations created by those leases with lease terms of more than twelve months. ASU 2019-02 will also require disclosures to help investors and other financial statement users better understand the amount, timing, and uncertainty of cash flows arising from leases and will include qualitative and quantitative requirements. The new standard for nonpublic entities will be effective for fiscal years beginning after December 15, 2021, and interim periods within fiscal years beginning after December 15, 2022, and early application is permitted. We are currently evaluating the effect that the updated standard will have on the financial statements and related disclosures.

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date, including those above, that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

3. INVENTORY

Inventory consists of the following items:

As of December 31,	2021	2020
Raw Materials	$ 19,270	$ 5,634
Primary and Secondary Packaging	110,944	9,574
Finished Products	22,553	5,619
Total Inventory	**$ 152,767**	**$ 20,827**

4. DETAILS OF CERTAIN ASSETS AND LIABILITIES

Accounts receivable consist primarily of trade receivables and accounts payable consist primarily of trade payables. Prepaids and other current assets consist of the following items:

As of December 31,	2021	2020
Prepaid Expenses	$ 575	$ -
Total Prepaids and Other Current Assets	**$ 575**	**$ -**

Other current liabilities consist of the following items:

As of December 31,	2021	2020
California State Payroll Taxes	$ 18,595	$ 6,106
Federal Taxes	2,088	252
Sales Tax Payable	16,196	95,753
Deferred Rent	16,530	-
Advances	175,218	19,421
Other Accrued Expenses	11,159	
Total Other Current Liabilities	**$ 239,785**	**$ 121,533**

5. PROPERTY AND EQUIPMENT

As of December 31, 2021, and December 31, 2020, property and equipment consists of:

As of Year Ended December 31,	2021	2020
Real Estate	$ 135,144	$ -
Computers	4,592	10,272
Machinery & Equipment	8,950	2,427
Furniture & Fixtures	26,269	21,894
Tesla	52,541	52,541
Leasehold Improvements	53,825	-
Production Furniture	-	4,378
Property and Equipment, at Cost	**281,321**	**91,513**
Accumulated Depreciation	(19,607)	(6,743)
Property and Equipment, Net	**$ 261,714**	**$ 84,770**

Depreciation expenses for property and equipment for the fiscal year ended December 31, 2021, and 2020 were in the amount of $12,864 and $6,293 respectively.

6. INTANGIBLE ASSETS

As of December 31, 2021, and December 31, 2020, intangible asset consists of:

As of Year Ended December 31,	2021	2020
Crypto Investments	$ 25,750	5,750
Intangible Assets, at cost	**25,750**	**5,750**
Accumulated Amortization	-	-
Intangible Assets, Net	**$ 25,750**	**$ 5,750**

7. MEMBERS' EQUITY

The ownership percentages of the members are as follows:

As of Year Ended December 31, 2021

Member's name	Ownership percentage
Kyle Bardouche	90.0%
Doug Peter	2.3%
Aj Ogden	2.3%
AmeriLux Capital LLC	1.8%
Others	3.7%
TOTAL	**100.0%**

8. DEBT

Promissory Notes & Loans

During the years presented, the Company entered into promissory notes & loans agreements. The details of the Company's loans, notes, and the terms are as follows:

Debt Instrument Name	Principal Amount	Interest Rate	Borrowing Period	Maturity Date	For the Year Ended December 2021					For the Year Ended December 2020				
					Interest Expense	Accrued Interest	Current Portion	Non-Current Portion	Total Indebtedness	Interest Expense	Accrued Interest	Current Portion	Non-Current Portion	Total Indebtedness
EIDL Loan	$ 295,100	3.75%	05/23/2020	05/23/2050	$ 5,533	$ 5,533	$ 9,837	$ 285,263	$ 295,100	$ -	$ -	$ -	$ 94,400	$ 94,400
Tesla Loan	$ 45,000	2.44%	11/12/2020	11/12/2026	$ 1,098	$ 1,098	$ 8,078	$ 28,672	$ 36,750	$ 92	$ 92	$ 7,058	$ 36,750	$ 43,808
Total	$ 340,100				$ 6,631	$ 6,631	$ 17,915	$ 313,935	$ 331,850	$ 92	$ 92	$ 7,058	$ 131,150	$ 138,208

The summary of the future maturities is as follows:

As of Year Ended December 31, 2021

2022	$ 17,915
2023	17,915
2024	17,915
2025	17,915
Thereafter	260,191
Total	**$ 331,850**

Line of Credit

The Company entered into a Line of Credit agreement with Celtic Bank during the fiscal year 2020. The initial credit limit is $50,000, the repayment amount is $63,772, and the expected term of repayment is twelve months (with weekly repayments). The total outstanding balance as of December 31, 2021, and December 31, 2020, was $26,482 and $0, respectively. The entire balance is classified as current.

9. RELATED PARTY

There are no related party transactions.

10. COMMITMENTS AND CONTINGENCIES

Operating Leases

On August 12, 2020, the Company entered into a lease agreement with George T. Hall Company to rent premises. The term of this lease is three years, commencing September 1, 2020, and the monthly base rent is $4,250.

On September 26, 2021, the Company entered into a lease agreement with Camp Out LLC to rent premises. The term of this lease is five years, commencing October 1, 2021, and the monthly base rent during first year is $7,200, while during remaining period of the lease is $7,488.

The aggregate minimum annual lease payments under operating leases in effect on December 31, 2021, are as follows:

Year	Obligation
2022	$ 138,264
2023	123,856
2024	89,856
2024	89,856
Thereafter	67,392
Total future minimum operating lease payments	$ 509,224

Rent expenses were in the amount of $ 65,614 and $25,491 as of December 31, 2021 and December 31, 2020, respectively.

Contingencies

The Company's operations are subject to a variety of local and state regulations. Failure to comply with one or more of those regulations could result in fines, restrictions on its operations, or losses of permits that could result in the Company ceasing operations.

Litigation and Claims

From time to time, the Company may be involved in litigation relating to claims arising out of operations in the normal course of business. As of December 31, 2021, there were no pending or threatened lawsuits that could reasonably be expected to have a material effect on the results of the Company's operations.

11. SUBSEQUENT EVENTS

The Company has evaluated subsequent events for the period from December 31, 2021, through November 18, 2022, which is the date the financial statements were available to be issued.

On October 3, 2022, the Company changed its legal form from LLC to Corporation. The amount of the total stock of this corporation is authorized to issue is 10,000,000 shares with a par value of $0.0001.

There have been no other events or transactions during this time which would have a material effect on these financial statements.

12. GOING CONCERN

The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company has a net operating loss of $323,215, an operating cash flow loss of $328,617, and liquid assets in cash of $196,422, which less than a year's worth of cash reserves as of December 31, 2021. These factors normally raise doubt about the Company's ability to continue as a going concern.

The Company's ability to continue as a going concern in the next twelve months following the date the financial statements were available to be issued is dependent upon its ability to produce revenues and/or obtain financing sufficient to meet current and future obligations and deploy such to produce profitable operating results.

Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs. During the next twelve months, the Company intends to fund its operations through debt and/or equity financing.

There are no assurances that management will be able to raise capital on terms acceptable to the Company. If it is unable to obtain sufficient amounts of additional capital, it may be required to reduce the scope of its planned development, which could harm its business, financial condition, and operating results. The accompanying financial statements do not include any adjustments that might result from these uncertainties.